Filed Pursuant to Rule 433
Registration No. 333-153442
May 14, 2009

Entergy Texas, Inc.

$150,000,000
Mortgage Bonds,
7.875% Series due June 1, 2039

Final Terms and Conditions

May 14, 2009

Issuer:	Entergy Texas, Inc.

Market Type:	Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa3 by Moody's Investors Service BBB+ by Standard & Poor's Ratings Services BBB by Fitch Ratings

Trade Date:	May 14, 2009

Settlement Date (T+3):	May 19, 2009

Principal Amount:	$150,000,000

Coupon:	7.875%

Coupon Payment Dates:	March 1, June 1, September 1, and December 1 of each year

First Payment Date:	September 1, 2009

Final Maturity:	June 1, 2039

Optional Redemption Terms:	Callable at par in whole or in part any time on or after June 1, 2014

Price:	$25.00 per bond

Net Proceeds Before Expenses:	$145,275,000

Expected Listing:	NYSE

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
Wachovia Capital Markets, LLC

Co-Manager:	Morgan Keegan & Company, Inc.

CUSIP / ISIN:	29365T 203 / US29365T2033

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Citigroup Global Markets Inc. toll free at 1-877-858-5407, (ii) Morgan Stanley & Co. Incorporated toll free at 1-800-584-6837, or (iii) Wachovia Capital Markets, LLC toll free at 1-800-326-5897.